UNITED STATES SECURITIES AND

EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

METASUN ENTERPRISES, INC.

(Exact name of registrant as specified in its corporate charter)

000-50903

(Commission File Number)

Nevada

(State or other jurisdiction of incorporation)

47-0930829

(IRS Employer Identification No.)

201 – 1040 West 8th Avenue

Vancouver, British Columbia, Canada V6H 1C4

(Address of principal executive offices)

(604) 739-1048

(Issuer's telephone number, including area code)

D/VXD/878034.1

METASUN ENTERPRISES, INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

As used in this Information Statement, the terms “we”, “us” and “our” refer to Metasun Enterprises, Inc., a Nevada corporation.

This Information Statement is being delivered on or about July 28, 2006 to the holders of record of our common shares as of July 25, 2006. On July 26, 2006, we entered into a share exchange agreement with Pure Biofuels del Peru SAC, a Peruvian corporation (“Priveco”), the shareholders of Priveco as set out in the share exchange agreement (the “Shareholders”), and Luis Goyzueta.

The share exchange agreement contemplates that we will acquire 999 common shares of Priveco, or 99.9% of the issued and outstanding common shares in the capital of Priveco, in consideration for the issuance by our company of 30,000,000 common shares, which will represent approximately 54.5% of our issued and outstanding common shares upon the closing of the share exchange agreement, excluding those shares that will be issued in connection with a proposed financing. The financing is a condition to closing of the share exchange agreement.

The share exchange agreement contemplates that, on or prior to the closing thereof, our current board of directors will appoint Luis Goyzueta and David Clifton to our board of directors. The appointment of the new directors will be effective at least ten days after the delivery of this Information Statement. Following the effective date, Luis Goyzueta and David Clifton will be appointed to our board of directors. Luis Goyzueta and David Clifton, however, will not take office until at least ten days after this Information Statement is mailed or delivered to all of our shareholders in compliance with Section 14(f) of the Securities Act of 1934, as amended, and Rule 14(f)-1 thereunder.

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. WE ARE NOT SOLICITING PROXIES IN CONNECTION WITH THE ITEMS DESCRIBED IN THIS INFORMATION STATEMENT. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

THE SHARE EXCHANGE AGREEMENT

The share exchange agreement is summarized as follows:

Priveco

Priveco is incorporated under the laws of Peru and is in the business of producing, marketing and selling clean burning biofuels which are designed to reduce emissions from vehicles, machinery and power plants. Priveco plans to initiate its operations in Latin America by constructing and operating a biodiesel refinery near the Callao Port in Lima, Peru. When fully operational, Priveco anticipates that the refinery will process approximately 16.8 million gallons of biodiesel per year. Priveco has already signed pre-sale agreement with local Peruvian fuel distributors for the entire production from the Callao Port facility.

The Share Exchange Agreement

The share exchange agreement contemplates the acquisition of all of the issued and outstanding shares of Priveco held by Luis Goyzueta and the Shareholders, which shares will represent approximately 99.9% of the issued and outstanding common shares in the capital of Priveco as of the closing date. Upon completion of the share exchange agreement, we will issue to Luis Goyzueta and the Shareholders an aggregate of 30,000,000 common shares in the capital of our company, which common shares will represent approximately 54.5% of our issued and outstanding common shares on the basis of 30,030 common shares of our company for each one issued and outstanding common share of Priveco. There are presently 1,000 common shares issued and outstanding in the capital of Priveco.

The common shares of our company to be issued to Luis Goyzueta and the Shareholders on completion of the share exchange agreement will not be registered under the Securities Act of 1933, as amended, or under the securities laws of any state in the United States, and will be issued in reliance upon an exemption from registration under the Securities Act of 1933, as amended, and an exemption from the registration and prospectus requirements of the Securities Act (British Columbia).

Conditions Precedent to the Closing of the Share Exchange Agreement

The closing of the share exchange agreement is subject to the satisfaction of conditions precedent to closing as set forth in the share exchange agreement including the following:

1.	our company and Priveco will receive duly executed copies of all third-party consents and approvals contemplated by the share exchange agreement;
2.	no material adverse change will occur with the business or assets of our company or Priveco as of the effective date of the share exchange agreement;
3.

no suit, action or proceeding will be pending or threatened which would (i) prevent the consummation of any of the transactions contemplated by the share exchange agreement, or (ii) cause the transaction to be rescinded following the consummation;

4.	Priveco will have no more than 1,000 common shares issued and outstanding on the closing date of the share exchange agreement;
5.

our company will issue to Luis Goyzueta and the Shareholders an aggregate of 30,000,000 common shares in the capital of our company, which common shares will represent approximately 54.5% of the issued and outstanding common shares in the capital of our company on the closing date of the share exchange agreement;

6.	our company and Priveco will be reasonably satisfied with their respective due diligence investigation of each other;
7.	our company will have received an undated resignation from Chad DeGroot as a director and officer of our company;
8.	our company will appoint Luis Goyzueta and David Clifton to the board of directors of our company;
9.

on or prior to the closing of the Share Exchange Agreement, our company will have received proceeds of not less than $6,000,000 from an equity financing of units, at a price per unit of $0.75, each unit consisting of one common share and one-half of one common share purchase warrant, each whole warrant entitling the holder thereof to purchase one common share in the capital of our company for a period of one year at a price of $1.50 per share;

10.	our company will have changed its name from “Metasun Enterprises, Inc.” to “Pure Biofuels Corp.”
11.

our company will have completed a 1.25:1 forward stock split whereby each share of common stock issued and outstanding prior to the effective date of the stock split will be equal to 1.25 shares of common stock thereafter; and

12.

our company will have entered into a share purchase agreement with Chad DeGroot and Alastair Anderson whereby our company will sell all of the issued and outstanding shares of Metasun Software Corp., a wholly-owned subsidiary of our company, to Chad DeGroot and Alastair Anderson in consideration for the cancellation of all of the shares in the capital of our company held by such individuals and the waiver and forgiveness of any outstanding amounts owed by our company to such individuals.

Due to conditions precedent to closing, including those set out above, and the risk that these conditions precedent will not be satisfied, there is no assurance that we will complete the share exchange or appoint Luis Goyzueta and David Clifton to our board of directors as contemplated in the share exchange agreement.

Closing of the Share Exchange Agreement

The closing date of the share exchange agreement is anticipated to be on or prior to August 15, 2006, subject to the satisfaction of the conditions precedent to closing by that date. The share exchange agreement contemplates that it may be terminated if the closing of the share exchange agreement has not been consummated prior to August 31, 2006, unless the parties agree to extend the closing date in writing and in accordance with the notice provisions as set out in the share exchange agreement.

Upon closing of the share exchange agreement, our company will be reorganized as follows:

1.	our company will have 55,031,256 common shares issued and outstanding;
2.	our company will hold Priveco as a significantly-owned subsidiary, holding 999 of the 1,000 issued and outstanding shares of Priveco;
3.	Luis Goyzueta and the Shareholders will own an aggregate of 30,000,000 common shares of our company, representing approximately 54.5% of the issued and outstanding common shares of our company;
4.	our board of directors will be comprised of Luis Goyzueta and David Clifton; and
5.	our company will have sold all of the shares of Metasun Software Corp.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Voting Securities of our Company

On July 25, 2006, there were 55,154,748 common shares of our company issued and outstanding. Each common share entitles the holder thereof to one vote on each matter that may come before a meeting of our shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of our common shares owned beneficially as of July 25, 2006 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors and named executive officers, and (iii) officers and directors as a group. Unless otherwise indicated, our shareholders listed possess sole voting and investment power with respect to the common shares shown.

Current Beneficial Owners
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)	Percent of Class
Chad DeGroot (Executive Officer, Director) c/o 201 – 1040 West 8th Avenue, Vancouver, British Columbia, Canada V6H 1C4	27,145,710	49.2%

Alastair Anderson 111 East 46th Avenue, Vancouver, British Columbia, Canada V5W 1Z3	7,894,033	14.5%
Brown Brothers Harriman & Co. 140 Broadway New York, NY, USA 10005	10,179,644	18.5%
All Officers, Directors and persons owning more than 5% as a group	27,145,710	49.2%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on July 25, 2006. As of July 25, 2006, there were 55,154,748 common shares issued and outstanding.

The following table sets forth certain information concerning the number of our common shares that are anticipated to be acquired upon the closing of the share exchange agreement by: (i) each person (including any group) anticipated to own more than five percent (5%) of any class of our company's voting securities; (ii) each of our company's proposed directors and named executive officers; and (iii) proposed officers and directors as a group.

Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Beneficial Owners on Closing of Share Exchange Agreement
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)(2)	Percent of Class
Luis Goyzueta (Director and Chief Executive Officer) c/o Calle Los Euchariz 150 Dpto 201 Moterrico, Surco Lima 33, Peru	13,003,003	26.6%
David Clifton (Director and Vice President) c/o Calle Los Euchariz 150 Dpto 201 Moterrico, Surco Lima 33, Peru	3,993,994	7.3%
Joy Clifton (Secretary and Treasurer) c/o Calle Los Euchariz 150 Dpto 201 Moterrico, Surco Lima 33, Peru	2,552,553	4.6%

All Officers, Directors and persons owning more than 5% as a Group(3 persons)	19,549,550	35.5%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding. Percentages are based on the number of shares outstanding after 30,000,000 shares have been issued in connection with the closing of the acquisition. We anticipate that there will be approximately 55,031,246 common shares issued and outstanding as of the closing of the share exchange agreement.

(2)

As a condition to closing of the share exchange agreement, our company intends to enter into a share purchase agreement with Chad DeGroot and Alastair Anderson whereby, among other things, our company has agreed to sell all of the issued and outstanding shares of Metasun Software Corp., a wholly-owned subsidiary of our company, to Chad DeGroot and Alastair Anderson in consideration for the cancellation of all of the shares in the capital of our company held by such individuals and the waiver and forgiveness of any amounts owed by our company to such individuals.

Change in Majority of Directors

There will be a change in the majority of our directors upon completion of the share exchange agreement. Following the closing, our board of directors will be comprised of Luis Goyzueta and David Clifton.

DIRECTORS AND EXECUTIVE OFFICERS

As a condition to the closing of the share exchange agreement, our current board of directors will appoint Luis Goyzueta and David Clifton to our board of directors upon closing. Luis Goyzueta and David Clifton, however, will not take office until at least ten days after this Information Statement is mailed or delivered to all of our shareholders in compliance with Section 14(f) of the Securities Act of 1934, as amended, and Rule 14(f)-1 thereunder.

The following table sets forth information regarding our current director and executive officer:

Name, Place of Residence	Position Held	Age	Date First Appointed
Chad DeGroot c/o 201 – 1040 West 8th Avenue, Vancouver, British Columbia, Canada V6H 1C4	President, Secretary, Treasurer, Director	29	October 2, 2003

Business Experience

The following is a brief account of the education and business experience of the current director and executive officer during at least the past five years, indicating the person's principal occupation during the period, and the name and principal business of the organization by which he was employed.

CHAD DeGROOT

On October 2, 2003, Mr. DeGroot was appointed as a director and the President, Secretary and Treasurer of our company. Mr. DeGroot has several years of business management experience specifically in the internet industry. Mr. DeGroot went to Camosun College from January 1995 to April 1997 in the business administration program. In January 1997, he started an Internet Service Provider called iNet that provided dial up internet access and web hosting services primarily to business clients. By July 1998, broadband internet services were starting to gain momentum and he sold the business to a local competitor. In August 1998, he started a web hosting company that offered web hosting and e-commerce services to business customers. He managed to build a significant client base before eventually selling the business when the web hosting market became saturated with competitors. In February 1999, he was recruited by Global Media Corp., an e-commerce and streaming media company as director of technical development. He worked at Global Media until April 2001 when he left the company to pursue consulting opportunities. In September of 2001, he was hired as Lead Systems Administrator for Acekicker.com, a technical consulting company in Victoria, British Columbia, Canada that specializes in online gaming. He managed the rollout of three co-location facilities and developed several proprietary online gaming software applications until October 2003 when he resigned to pursue business opportunities with our company. Mr. DeGroot currently spends approximately 60 hours per week providing services to our company, which represents all of his working hours.

Proposed Directors and Executive Officers

The following table sets forth information regarding our proposed directors and officers, to be appointed upon the closing of the share exchange agreement and upon compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder:

Name and Address of Proposed Director or Executive Officer	Proposed Position with the Company	Age
Luis Goyzueta c/o Calle Los Euchariz 150 Dpto 201 Moterrico, Surco Lima 33, Peru	Director and Chief Executive Officer	32
David Clifton c/o Calle Los Euchariz 150 Dpto 201 Moterrico, Surco Lima 33, Peru	Director and Vice President	35
Joy Clifton c/o Calle Los Euchariz 150 Dpto 201 Moterrico, Surco Lima 33, Peru	Secretary and Treasurer	59

Business Experience

The following is a brief account of the education and business experience of each proposed director and executive officer to be appointed on or prior to the closing of the share exchange agreement, during at least the past five years, indicating each person's principal occupation during the period, and the name and principal business of the organization by which he or she was employed.

LUIS GOYZUETA

Mr. Goyzueta obtained a degree in Economics and Finance from Bentley College in Boston. Mr. Goyzueta has been a director of Urex Energy Corp., a Nevada corporation whose business primarily includes the acquisition and exploration of uranium mining properties, since August 31, 2005. Prior to this, Mr. Goyzueta has had over seven years experience working as an executive with natural resource companies in Peru. Most recently, he has been the General Manager of Interpacific Oil, the only biodiesel producer in Peru. In addition, Mr. Goyzueta has been a director of Compañia Minera Mória, a privately held mining company in Peru, and Oiltec, a petrochemical distributor.

DAVID CLIFTON

Mr. Clifton has been in the venture capital market for over 15 years. He has been an investment advisor in Canada for over eleven years, working for Goepel McDermid, Raymond James and Dundee Securities. Mr. Clifton has held General Manager positions and has been a director in two private Peruvian mining companies, Grupo Minero and Minera Can Americana. He has also performed consulting work for both public and private companies. Mr. Clifton is the founder of Global Environmental, a private Peruvian biodiesel company, and is co-founder of Pure Biofuels del Peru SAC, also a private Peruvian biodiesel company.

JOY CLIFTON

From 2001 to the present, Ms. Clifton has been the President and Chief Executive Officer of Soar International Management Company, a boutique early stage business development incubator. Prior to founding Soar International Management Company, Ms. Clifton was a founder and director of Soar International Events Company from 1993 through to 2001, where she was responsible for business development. Soar International Events Company was involved in the sport event market industry. From 1989 to 1993, Ms. Clifton was the Executive Secretary at Swim BC, an Olympic swimming governing body.

FAMILY RELATIONSHIPS

Except as disclosed below, there are no family relationships between any of our directors, executive officers and proposed directors or executive officers:

David Clifton, a proposed director and Vice President of our company, is the son of Joy Clifton, the proposed Secretary and Treasurer of our company.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

None of our directors, executive officers, promoters or control persons, or any proposed directors, has been involved in any of the following events during the past five years:

1.	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding, excluding traffic violations and other minor offences;
3.

being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.

being found by a court of competent jurisdiction in a civil action, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

BOARD AND COMMITTEE MEETINGS

Board and Committee Meetings

The board of directors of our company held no formal meetings during the year ended January 31, 2006. All proceedings of the board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada General Corporate Law and our By-laws, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

For the year ended January 31, 2006, our only standing committee of the board of directors was our audit committee.

Audit Committee

Currently our audit committee consists of our entire board of directors. We currently do not have nominating, compensation committees or committees performing similar functions. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors.

For the year ended January 31, 2006,, there were no meetings held by the audit committee. The business of the audit committee was conducted by resolutions consented to in writing by all the members and filed with the minutes of the proceedings of the audit committee.

Audit Committee Financial Expert

Our board of directors has determined that it does not have a member of its audit committee that qualifies as an "audit committee financial expert" as defined in Item 401(e) of Regulation S-B, and is "independent" as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

We believe that the members of our board of directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. In addition, we believe that retaining an independent director who would qualify as an "audit committee financial expert" would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated any material revenues to date.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Other than as listed below, we have not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds $60,000, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holder, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest.

Our company is indebted to our President in the amount of $10,000 as evidenced by a promissory note, which is unsecured, bears interest at Royal Bank of Canada Prime Interest Rate plus 2% per annum and is payable on demand. This note was issued as consideration for all the issued and outstanding common stock of Metasun Software Corp., a wholly-owned subsidiary of our company. In addition, an amount of $460 for advances is owed to our company by our President. The amount is non-interest bearing, unsecured and due on demand.

A salary of $17,342 was paid by our company to our President during the three months ended April 30, 2006.

Our President provided management services and office premises to our company at no charge. These donated services are valued at $1,000 per month and donated office premises are valued at $250 per month. A total of $3,750 was charged to operations during the three months ended April 30, 2006 and recorded as donated capital.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file. Based on our review of the copies of such forms received by it, and to the best of our knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

EXECUTIVE COMPENSATION

Particulars of compensation paid to:

1.	our chief executive officer;
2.

each of our four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; or

3.

any additional individuals for whom disclosure would have been provided under (2) but for the fact that the individual was not serving as our executive officer at the end of our most recently completed financial year;

(each a "Named Executive Officer") is set out in the summary compensation table below:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen-sation
		Salary	Bonus	Other Annual Compen-sation(1)	Awards(1)		Payouts
					Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts
Chad DeGroot President, Secretary, Treasurer(2)	2005 2004 2003	$59,871(3) $60,340(5) $3,872	Nil Nil Nil	Nil Nil $2,548	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$15,000(4) $15,000(6) Nil
Alastair Anderson Vice President(7)	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

The value of perquisites and other personal benefits, securities and property for the Named Executive Officers that do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus are not reported herein.

(2)	Chad DeGroot became our President, Secretary and Treasurer on October 2, 2003.
(3)	Chad DeGroot provided consulting services to our company for a fee of $59,871 for the year ended January 31, 2006.

(4)

Chad DeGroot provides management services and office premises to our company at no charge. These donated services are valued at $1,000 per month and donated office premises are valued at $250 per month. A total of $15,000 was donated during the year ended January 31, 2006.

(5)	Chad DeGroot provided consulting services to our company for a fee of $60,340 for the year ended January 31, 2005.
(6)

Chad DeGroot provides management services and office premises to our company at no charge. These donated services are valued at $1,000 per month and donated office premises are valued at $250 per month. A total of $15,000 was donated during the year ended January 31, 2005.

(7)	Alastair Anderson became our Vice President and a director on November 28, 2003 and resigned from these positions on December 16, 2005.

Options and SARS

From the date of inception to January 31, 2006, we did not grant any stock options or stock appreciation rights to any of our directors or officers.

Compensation Of Directors

We reimburse our directors for expenses incurred in connection with attending board meetings. We did not pay any other director's fees or other cash compensation for services rendered as a director for the year ended January 31, 2006.

We have no formal plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase common shares as awarded by our board of directors or (as to future stock options) a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments.

Employment Contracts and Termination of Employment and Change in Control Arrangements

Other than as set out below, we have not entered into any employment agreement or consulting agreement with our directors and executive officers.

Our President, Chad DeGroot, provides management services to our company at no charge. These donated services are valued at $1,000 per month and donated office premises are valued at $250 per month. A total of $15,000 was donated during the year ended January 31, 2006. We also paid Mr. DeGroot a consulting fee of $59,871 during the year ended January 31, 2006.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. Our directors and executive officers may receive stock options at the discretion of our board of directors in the future. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer.

Pension, Retirement or Similar Benefit Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. We have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of the Board of Directors or a committee thereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

METASUN ENTERPRISES, INC.

/s/ Chad DeGroot

Chad DeGroot

President, Secretary and Treasurer

Dated: July 28, 2006